MIRANDA AND PRISM AGREEMENT EFFECTIVE

FOR CERRO ORO PROJECT, COLOMBIA

Vancouver, BC, Canada – June 23, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (NEX:PRS.H) are pleased to announce that further to the press release dated April 2, 2014, the agreement with Prism is now effective and Prism issued Miranda 200,000 common shares, and reimbursed Miranda US$90,000 that were paid by Miranda to the underlying leaseholder. Prism will be obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%.

Miranda and Prism are developing a minimum $100,000 budget work program for the Cerro Oro project, Colombia that will consist of a combination of mapping, rock chip and soil sampling, trenching and possibly an IP (induced polarization) geophysical survey. Miranda will act as operator during the initial work program. Prism will additionally fund a NI 43-101 report that will be written by an independent Qualified Person. The NI 43-101compliant technical report will recommend a drill program based on targets generated by Miranda during the exploration program.

Cerro Oro covers approximately 1,100 hectares and lies within the resource-rich Middle Cauca Belt in the Caldas department approximately 120 km south of Medellin. Cerro Oro appears to be one of a cluster of large northeast trending epithermal gold systems that includes Marmato which lies 14 km to the northeast. This trend of epithermal deposits is located between Solvista’s Caramanta deposit to the north and Seafield and Batero’s Quinchia deposits to the south. Cerro Oro as an epithermal low-sulfidation gold system provides the potential for higher grades than the typical low-grade porphyries seen in the Cauca Belt. Miranda is excited to explore this area with Prism.

About Miranda

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., and Red Eagle Mining Corporation.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda: Joe Hebert, Executive Vice President

775-738-1877

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.